(d)(3)(i)

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT CO.

Annual Sub-Adviser Fee
Series	(as a percentage of the average daily net assets of the Series managed by ING Investment Management Co.)

ING International Value Fund	0.45% on the first $5 billion of assets; 0.4275% on the next $2.5 billion of assets; 0.405% on the next $2.5 billion of assets; and 0.3825% on assets in excess of $10 billion.